State of Indiana
Office of the Secretary of State

Certified Copies

To Whom These Presents Come, Greeting:

I, HOLLI SULLIVAN, Secretary of State of Indiana, do hereby certify that I am, by virtue of the laws of the State of Indiana, the custodian of the corporate records and the proper official to execute this certificate.

I further certify that this is a true and complete copy of this 32 page document consisting of the following records filed in this office:

Certification Date: July 19, 2021
Business Name: INNOVATIVE HEALTH SOLUTIONS, INC.
Business ID: 2012041800101

Transaction	Date Filed	No. of pages
Amended and Restated Articles	09/10/2019	24
Articles of Amendment	09/24/2019	4
Articles of Amendment	03/31/2020	4
	Total No. of pages	32



In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, July 19, 2021

HOLLI SULLIVAN
SECRETARY OF STATE

2012041800101 / 13900974

All certificates should be validated here: https://bsd.sos.in.gov/ValidateCertificate
Expires on August 18, 2021.

State of Indiana
Office of the Secretary of State

Certificate of Amended and Restated Articles
of
INNOVATIVE HEALTH SOLUTIONS, INC

I, CONNIE LAWSON, Secretary of State, hereby certify that Amended and Restated Articles of the above Domestic For-Profit Corporation have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Code.

NOW, THEREFORE, with this document I certify that said transaction will become effective Friday, September 06, 2019.



In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, September 10, 2019

Connie Lawson

CONNIE LAWSON
SECRETARY OF STATE

2012041800101 / 8376974

To ensure the certificate's validity, go to https://bsd.sos.in.gov/PublicBusinessSearch

Execution Version

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
INNOVATIVE HEALTH SOLUTIONS, INC.

(Pursuant to Section 23-1-38-7 of the Indiana Business Corporation Law)

INNOVATIVE HEALTH SOLUTIONS, INC., a corporation organized and existing under and by virtue of the provisions of the Indiana Business Corporation Law of the State of Indiana (the "IBCL"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Innovative Health Solutions, Inc. (the "**Corporation**"), and that the Corporation was originally incorporated pursuant to the IBCL on April 17, 2012 under the name Innovative Health Solutions, Inc.

2. That the board of directors of the Corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Articles of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Articles of Incorporation of the Corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation is Innovative Health Solutions, Inc.

SECOND: The address of the registered office of the Corporation in the State of Indiana is ███ ██████ The name of its registered agent at such address is Corporation Service Company. The undersigned represents that the registered agent named above has consented to such appointment.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the IBCL.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 2,000,000 shares of Common Stock without par value ("**Common Stock**"), and (ii) 470,000 shares of Preferred Stock without par value ("**Preferred Stock**"), 350,000 of which is hereby designated as "**Series A Preferred Stock**" and 120,000 of which is hereby designated as "**Series Seed Preferred Stock**" with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth in Section B of this Article Fourth.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B.   PREFERRED STOCK

Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of this Part B of this Article Fourth.

1.   <u>Dividends</u>. From and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of eight percent (8%) of the Series A Original Issue Price (as defined below) per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; <u>provided</u>, <u>however</u>, that except as set forth in the following sentence of this <u>Section 1</u> or in <u>Subsections 2.1</u> or <u>2.2</u>, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Articles of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the greater of (a) the amount of the aggregate Accruing Dividends then accrued on such share of Series A Preferred Stock and not previously paid and (b)(i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); <u>provided</u> that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this <u>Section 1</u> shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean $18.21 per share, subject to appropriate adjustment

in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

   2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

   2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), each holder of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event before any payment shall be made to the holders of Common Stock by reason of his ownership thereof, an amount per share equal to the Series A Original Issue Price, *plus* any Accruing Dividends accrued but unpaid thereon (the "**Series A Preferred Stock Liquidation Amount**"). Each holder of Series A Preferred Stock shall have equal priority to each other with respect to the Series A Preferred Stock Liquidation Amount. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, then the holders of shares of Series A Preferred Stock shall share ratably (based on the number of such shares outstanding and the Series A Original Issue Price of such shares) in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable to them in respect of the shares held by them, upon such distribution if all amounts payable on or with respect to such shares were paid in full.

   2.2 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), after the payment in full of all Series A Preferred Stock Liquidation Amounts, each holder of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of his ownership thereof, an amount per share equal to the Series Seed Original Issue Price, if, and only if, such amount is greater than the amount per share as would have been payable under Section 2.3 had such shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Preferred Stock Liquidation Amount**"). Each holder of Series Seed Preferred Stock shall have equal priority to each other with respect to the Series Seed Preferred Stock Liquidation Amount. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, then the holders of shares of Series Seed Preferred Stock shall share ratably (based on the number of such shares outstanding and the Series Seed Original Issue Price of such shares) in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable to them in respect of the shares held by them, upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series Seed Original Issue Price**" shall mean $70.04 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The Series Seed

Original Issue Price and the Series A Original Issue Price, when referred to collectively, shall be the **"Original Issue Price"**. Upon the payment of the Series Seed Preferred Stock Liquidation Amount, the Series Seed Preferred Stock shall, immediately, and without further action, be cancelled.

2.3 <u>Distribution of Remaining Assets</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Preferred Stock Liquidation Amounts and Series Seed Preferred Stock Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to <u>Subsection 2.1</u> and <u>Subsection 2.2</u>, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, *pro rata* based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Articles of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation; *provided* that in the event the Series Seed Preferred Stock Liquidation Amounts are paid the Series Seed Preferred Stock will be cancelled and have no right to convert Common Stock or be paid such additional amounts under this <u>Section 2.3</u>.

2.4 <u>Deemed Liquidation Events</u>.

2.4.1 <u>Definition</u>. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of a majority of the outstanding shares of Series A Preferred Stock (the **"Requisite Holders"**) elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger, consolidation, or statutory share exchange in which'

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation, statutory share exchange or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except

Execution Version

where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4.2   Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, and 2.3.

2.4.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.4.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.4.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.4.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

2.4.5   Drag-Along Right.

(a)   *Definitions.*

(i)   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(ii)   A "**Sale of the Corporation**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Corporation shares representing more than fifty percent (50%) of the outstanding voting power of the Corporation (a "**Stock Sale**"); or (b) a transaction that qualifies as a Deemed Liquidation Event.

(b)   *Actions to be Taken.* In the event that (i) the holders of at least a majority of the shares of Common Stock (including Common Stock issued or issuable upon conversion of the shares of Preferred Stock on an as-converted basis); (ii) the Board of

Directors; and (iii) the Requisite Holders voting as a separate class (collectively, (i)-(iii) are the "**Electing Holders**") approve a Sale of the Corporation in writing, specifying that this <u>Subsection 2.4.5</u> shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in <u>Subsection 2.4.5(c)</u> below, each stockholder of the Corporation shall:

(i)   if such transaction requires stockholder approval, with respect to all shares of Common Stock and upon conversion of the shares of Preferred Stock ("**Shares**") a stockholder of the Corporation owns or over which such stockholder otherwise exercises voting power, vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Corporation (together with any related amendment or restatement to this Amended and Restated Articles of Incorporation required to implement such Sale of the Corporation) and vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

(ii)   if such transaction is a Stock Sale, sell the same proportion of shares of capital stock of the Corporation beneficially held by stockholder as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their Shares, and, except as permitted in <u>Subsection 2.4.5(c)</u> below, on the same terms and conditions as the Electing Holders;

(iii)   execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Electing Holders in order to carry out the terms and provision of this <u>Subsection 2.4.5</u>, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(iv)   not deposit, and cause their affiliates not to deposit, except as provided in this Amended and Restated Articles of Incorporation, any Shares of the Corporation owned by such party or affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Corporation;

(v)   refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Corporation;

(vi)   if the consideration to be paid in exchange for the Shares pursuant to this <u>Subsection 2.4.5</u> includes any securities and due receipt thereof by any shareholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, allow the Corporation to cause to be paid to shareholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii) in the event that the Electing Holders, in connection with such Sale of the Corporation, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting stockholder under the applicable definitive transaction agreements following consummation of such Sale of the Corporation, (x) consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such shareholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Corporation and its related service as the representative of the stockholders, and (y) not assert any claim or commence any suit against the Stockholder Representative or any other Corporation stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

(c) *Exceptions.* Notwithstanding the foregoing, shareholders will not be required to comply with Subsection 2.4.5 above in connection with any proposed Sale of the Corporation (the "**Proposed Sale**"), unless:

(i) any representations and warranties to be made by shareholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) shareholder holds all right, title and interest in and to the Shares shareholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of shareholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by shareholder have been duly executed by shareholder and delivered to the acquirer and are enforceable (subject to customary limitations) against shareholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by shareholder in connection with the transaction, nor the performance of shareholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which shareholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to shareholder;

(ii) shareholder is not required to agree (unless shareholder is a Corporation officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(iii) stockholder and its affiliates are not required to amend, extend or terminate any contractual or other relationship with the Corporation, the acquirer or their respective affiliates, except that shareholder may be required to agree to terminate the investment-related documents between or among stockholders, the Corporation and/or other stockholders of the Corporation;

(iv)   stockholder shall not be liable for the inaccuracy of any representation or warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Corporation (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(v)   the liability for indemnification, if any, of stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Corporation or its stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of this Amended and Restated Articles of Incorporation related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to stockholder in connection with such Proposed Sale;

(vi)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the Corporation's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of Preferred Stock will receive the same amount of consideration per share of Preferred Stock as is received by other holders in respect of their shares of Preferred Stock, and (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of this Amended and Restated Articles of Incorporation and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with this Amended and Restated Articles of Incorporation; and

(vii)   subject to clause (vi) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Corporation are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Subsection 2.4.5(vii) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.   Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

        3.2 <u>Election of Directors</u>. The holders of record of the shares of Common Stock and Preferred Stock voting as a single class and on an as-converted to Common Stock basis, shall be entitled to elect that number of directors of the Corporation as specified in the Corporation's Bylaws and that certain Amended and Restated Shareholders' Agreement dated as of October 12, 2017, as amended, among the Company and the Company's shareholders (the "**Shareholders' Agreement**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock (on an as-converted basis) fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, pursuant to the first sentence of this <u>Subsection 3.2</u>, then any directorship not so filled shall remain vacant until such time as the holders of the Common Stock (on an as-converted basis) elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this <u>Subsection 3.2</u>, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this <u>Subsection 3.2</u>.

        3.3 <u>Preferred Stock Protective Provisions</u>. At any time when shares of Series A Preferred Stock or Series Seed Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Articles of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

        3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event at less than a $35 million pre-money valuation, or consent to any of the foregoing;

        3.3.2   amend, alter or repeal any provision of this Amended and Restated Articles of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock or Series Seed Preferred Stock ;

        3.3.3   create, or authorize the creation of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock or Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding

Execution Version

up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or Series Seed Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series A Preferred Stock or Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4   (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred Stock or Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock or Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock or Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock or Series Seed Preferred Stock in respect of any such right, preference or privilege;

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock or Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of Common Stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.6   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $300,000 other than equipment leases or trade payables incurred in the ordinary course; or

3.3.7   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

3.4 <u>Series Seed Preferred Stock</u>. To the maximum extent permitted by the IBCL, the Series Seed Preferred Stock shall not be entitled to vote as a separate class. To the extent the IBCL requires class voting, the Series Seed Preferred Stock shall vote with the Common Stock as a single class, unless otherwise prohibited by the IBCL.

4.   <u>Optional Conversion</u>.

The holders of the Preferred Stock shall have conversion rights as follows (the **"Conversion Rights"**):

4.1 <u>Right to Convert</u>.

4.1.1   <u>Conversion Ratio</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The **"Series A Conversion Price"** shall initially be equal to the Series A Original Issue Price and the **"Series Seed Conversation Price"** shall initially be equal to the Series Seed Original Issue Price and collectively the Series A Conversion Price and the Series Seed Conversion Price shall be referred to as the **"Conversion Price(s)"**. Such initial Conversion Prices, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   <u>Termination of Conversion Rights; Automatic Conversion</u>. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, (i) upon payment of the Series Seed Preferred Stock Liquidation Amount, the Conversion Rights for Series Seed Preferred Stock shall terminate and, if such event would result in the payment of amounts in respect of the Series Seed Preferred Stock under <u>Section 2.3</u> and not <u>Section 2.2</u>, the Series Seed Preferred Stock shall automatically be converted to Common Stock at the Series Seed Conversion Price and (ii) upon the payment in full of the Series A Preferred Stock Liquidation Amounts, the Series A Preferred Stock shall automatically be converted into Common Stock at the Series A Conversion Price then in effect.

4.2 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 <u>Mechanics of Conversion</u>.

4.3.1   <u>Notice of Conversion</u>. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Articles of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   **"Original Issue Date"** shall mean the date on which the first share of Preferred Stock was issued.

(c)   **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation and the Requisite Holders;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation and the Requisite Holders; or

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation and the Requisite Holders.

4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issues Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Series A Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series A Conversion Price shall be reduced, concurrently with such issuance or deemed issuance, to 80% of the consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation shall be deemed to have received an aggregate of 50% of the Series A Original Issue Price per share for each Additional Share of Common Stock issued or deemed to be issued.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the

close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 <u>Adjustments for Other Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of <u>Section 1</u> do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 <u>Adjustment for Merger or Reorganization, etc</u>. Subject to the provisions of <u>Section 2</u>, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by <u>Subsections 4.4</u>, <u>4.6</u> or <u>4.7</u>), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this <u>Section 4</u> with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this <u>Section 4</u> (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this <u>Section 4</u>, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than thirty (30) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least the Series A Original Issue Price per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $35,000,000 of gross proceeds, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

        5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

        6.   Redeemed or Otherwise Acquired Shares. Shares of Preferred Stock shall not be redeemable.

        7.   Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of (but not individual holders) Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

        8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the IBCL, and shall be deemed sent upon such mailing or electronic transmission.

        FIFTH: Subject to any additional vote required by this Amended and Restated Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Indiana, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Indiana at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the IBCL or any other law of the State of Indiana is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the IBCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which IBCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 23-1-37-8 of the IBCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the state courts of Indiana shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the IBCL or the this Amended and Restated

Articles of Incorporation or the Corporation's Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which a state court in Indiana determines that there is an indispensable party not subject to the jurisdiction of the state court of Indiana (and the indispensable party does not consent to the personal jurisdiction of the state court of Indiana within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the state court of Indiana, or for which the state court of Indiana does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 23-1-38-4 of the IBCL.

4.   That this Articles of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Articles of Incorporation, has been duly adopted in accordance with Section 23-1-38-3 of the IBCL.

Execution Version

IN WITNESS WHEREOF, this Amended and Restated Articles of Incorporation has been executed by a duly authorized officer of the Corporation on this 6th day of September, 2019.

By:
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
Chief Executive Officer

State of Indiana
Office of the Secretary of State

Certificate of Amendment
of
INNOVATIVE HEALTH SOLUTIONS, INC

I, CONNIE LAWSON, Secretary of State, hereby certify that Articles of Amendment of the above Domestic For-Profit Corporation have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Code.

NOW, THEREFORE, with this document I certify that said transaction will become effective Friday, September 20, 2019.



In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, September 24, 2019

CONNIE LAWSON
SECRETARY OF STATE

2012041800101 / 8387663

To ensure the certificate's validity, go to https://bsd.sos.in.gov/PublicBusinessSearch

ARTICLES OF AMENDMENT OF THE
ARTICLES OF INCORPORATION OF
INNOVATIVE HEALTH SOLUTIONS, INC.

September 20, 2019

The undersigned officer of Innovative Health Solutions, Inc., an Indiana corporation (the "Corporation"), pursuant to the provisions of the Indiana Business Corporation Law, as amended, (the "Act"), desiring to give notice of corporate action effectuating amendment of certain provisions of its Articles of Incorporation, hereby certifies the following facts:

ARTICLE I
AMENDMENT

Section 1. The date of incorporation of the Corporation is April 17, 2012.

Section 2. The exact text of Subsections 2.2, 2.3, and 4.1.2 of Section B of Article Fourth of the Amended and Restated Articles of Incorporation of the Corporation is now as follows (the "Amendment"):

2.2   Preferential Payments to Holders of Series Seed Preferred Stock. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), after the payment in full of all Series A Preferred Stock Liquidation Amounts, each holder of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of his ownership thereof, an amount per share equal to the Series Seed Original Issue Price (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Preferred Stock Liquidation Amount**"). Each holder of Series Seed Preferred Stock shall have equal priority to each other with respect to the Series Seed Preferred Stock Liquidation Amount. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, then the holders of shares of Series Seed Preferred Stock shall share ratably (based on the number of such shares outstanding and the Series Seed Original Issue Price of such shares) in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable to them in respect of the shares held by them, upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series Seed Original Issue Price**" shall mean $70.04 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The Series Seed Original Issue Price and the Series A

Original Issue Price, when referred to collectively, shall be the "**Original Issue Price**".

    2.3   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Preferred Stock Liquidation Amounts and Series Seed Preferred Stock Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 and Subsection 2.2, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, *pro rata* based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Articles of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation.

* * * *

    4.1.2   [Intentionally deleted.]

Section 3. The date of the Amendment's adoption is September 20, 2019.

ARTICLE II
MANNER OF ADOPTION AND VOTE

    Section 1.   Action by Shareholders. Shareholders holding a majority of the shares entitled to vote in respect of the Amendment adopted and approved the Amendment by written consent executed as of September 20, 2019 and signed by Shareholders holding a majority of the shares entitled to vote.

    Section 2.   Compliance with Legal Requirements. The manner of adoption of the Amendment and the vote by which it was adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation and the By-Laws of the Corporation.

    Section 3.   Effective Date. The Amendment shall become effective when filed with the Indiana Secretary of State.

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IN WITNESS WHEREOF, the undersigned officer executes these Articles of Amendment of the Articles of Incorporation and hereby verifies, subject to the penalties of perjury, that the statements contained herein are true as of the date first set forth above.

INNOVATIVE HEALTH SOLUTIONS, INC.

By:

Name: Brian Carrico

Title: Chief Executive Officer

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CertificateID:13900974

State of Indiana
Office of the Secretary of State

Certificate of Amendment
of

INNOVATIVE HEALTH SOLUTIONS, INC.

I, CONNIE LAWSON, Secretary of State, hereby certify that Articles of Amendment of the above Domestic For-Profit Corporation have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Code.

NOW, THEREFORE, with this document I certify that said transaction will become effective Tuesday, March 31, 2020.



In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, March 31, 2020

Connie Lawson

CONNIE LAWSON
SECRETARY OF STATE

2012041800101 / 8563681

To ensure the certificate's validity, go to https://bsd.sos.in.gov/PublicBusinessSearch

Approved and Filed
2012041800101/8563681
Filing Date: 03/31/2020
Effective :03/31/2020 09:37
CONNIE LAWSON
Indiana Secretary of State

ARTICLES OF AMENDMENT OF THE ARTICLES OF INCORPORATION OF INNOVATIVE HEALTH SOLUTIONS, INC.

March 31, 2020

The undersigned officer of Innovative Health Solutions, Inc., an Indiana corporation (the "**Corporation**"), pursuant to the provisions of the Indiana Business Corporation Law, as amended, (the "**Act**"), desiring to give notice of corporate action effectuating amendment of certain provisions of its Articles of Incorporation, hereby certifies the following facts:

ARTICLE I
AMENDMENT

Section 1. The date of incorporation of the Corporation is April 17, 2012.

Section 2. The Amended and Restated Articles of Incorporation of the Corporation are amended as follows (the "**Amendment**"):

The Article Fourth of the Amended and Restated Articles of Incorporation of the Corporation shall hereby be amended to increase the authorized number of shares of (i) Preferred Stock from 470,000 to 1,120,000, (ii) Series A Preferred Stock from 350,000 to 1,000,000, and (iii) Common Stock from 2,000,000 to 2,700,000.

The last sentence of Section 1 of Part B of the Article Fourth of the Amended and Restated Articles of the Corporation shall hereby be amended and restated completely to, as restated, read as follows:

> The "**Series A Original Issue Price**" shall mean $18.87 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Section 3. The date of the Amendment's adoption is March 31, 2020.

ARTICLE II
MANNER OF ADOPTION AND VOTE

Section 1. Action by Shareholders. Shareholders holding a majority of the shares entitled to vote in respect of the Amendment adopted and approved the Amendment by written consent executed as of March 31, 2020 and signed by shareholders holding a majority of the shares entitled to vote.

Section 2. Compliance with Legal Requirements. The manner of adoption of the Amendment and the vote by which it was adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation and the By-Laws of the Corporation.

RECEIVED
IND. SECRETARY OF STATE
MAR 31 2020
Connie Lawson

CertificateID:13900974

Section 3. Effective Date. The Amendment shall become effective when filed with the Indiana Secretary of State.

[Signature page follows]

CertificateID:13900974

IN WITNESS WHEREOF, the undersigned officer executes these Articles of Amendment of the Articles of Incorporation and hereby verifies, subject to the penalties of perjury, that the statements contained herein are true as of the date first set forth above.

INNOVATIVE HEALTH SOLUTIONS, INC.

By:

Name: Brian Carrico

Title: Chief Executive Officer

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